Exhibit 99.1

Nebius Group N.V. announces date of first quarter 2025 results and conference call

Amsterdam, April 30, 2025 – Nebius Group N.V. (NASDAQ:NBIS) will release its first quarter 2025 financial results on Tuesday, May 20, 2025, before market open.

Nebius Group will also hold a conference call to discuss its results at 8:00 a.m. Eastern Time (5:00 a.m. Pacific Time / 2:00 p.m. Central European Time) on the same day. The live webcast and a replay of the earnings conference call will be accessible on Nebius Group’s Investor Relations website at group.nebius.com/investor-hub.

About Nebius Group N.V.

Nebius (NASDAQ:NBIS) is a technology company building full-stack infrastructure to service the rapid growth of the global AI industry, including large-scale GPU clusters, cloud platforms, and tools and services for developers. Headquartered in Amsterdam and listed on Nasdaq, the company has a global footprint with R&D hubs across Europe, North America, and Israel.

Nebius’s core business is an AI-centric cloud platform built for intensive AI workloads. With proprietary cloud software architecture and hardware designed in-house (including servers, racks, and data center design), Nebius gives AI builders the compute, storage, managed services, and tools they need to build, tune, and run their models.

A preferred cloud service provider in the NVIDIA Partner Network, Nebius offers high-end infrastructure optimized for AI training and inference. The company boasts a team of over 500 skilled engineers, delivering a true hyperscale cloud experience tailored for AI builders. To learn more please visit www.nebius.com

The group also operates three additional businesses under their own distinctive brands: Avride – one of the world’s most experienced self-driving teams focusing on driverless cars and delivery robots; Toloka – a data partner for all stages of AI development from training to evaluation; and TripleTen – a leading edtech platform specialising in reskilling individuals for successful careers in tech.

Contacts

For investors and analysts: askIR@nebius.com

For media: media@nebius.com